Exhibit (a)(5)(ix)

EFiled: Jul 02 2014 12:27PM EDT Transaction ID 55672767 Case No. 9790-CB

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

VICTOR SEIBERT, On Behalf of Himself and All Others Similarly Situated,	)
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Plaintiff,	)
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v.	)	C.A. No. 9790-CB
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OPENTABLE, INC., THOMAS LAYTON, MATTHEW ROBERTS, A. GEORGE BATTLE, BILL GURLEY, ROBERT HOHMAN, DANNY MEYER, PAUL PRESSLER, THE PRICELINE GROUP INC., and RHOMBUS, INC.,	)
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Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Amended Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This is a class action brought on behalf of the public stockholders of OpenTable, Inc. (“OpenTable” or the “Company”) against OpenTable and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on June 13, 2014 (the “Proposed Transaction”), pursuant to which OpenTable will be acquired by The Priceline Group Inc. (“Parent”) and Parent’s wholly-owned subsidiary, Rhombus, Inc. (“Merger Sub,” and together with Parent, “Priceline”).

2.                                      On June 12, 2014, the Board caused OpenTable to enter into a definitive agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Parent, through Merger Sub, will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Company stock for $103.00 per share in cash. Following the consummation of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as an indirect, wholly-owned subsidiary of Parent.

3.                                      The Proposed Transaction is the product of a flawed process and deprives OpenTable’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, OpenTable and Priceline aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.                                      Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Form SC 14D9 Solicitation Statement (the “Solicitation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on June 25, 2014. The Solicitation

Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5.                                      The Tender Offer is set to expire at 12:00 midnight, New York City time on July 24, 2014. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

6.                                      Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of OpenTable common stock.

7.                                      Defendant OpenTable is a Delaware corporation and maintains its principal executive offices at 1 Montgomery Street, Suite 700, San Francisco, CA 94104. The Company provides restaurant reservation solutions primarily in the United States, Canada, Germany, Japan, Mexico, and the United Kingdom. OpenTable’s common stock is traded on the NasdaqGS under the ticker symbol “OPEN.”

8.                                      Defendant Thomas Layton (“Layton”) currently serves as Chairman of the Board. Layton served as Chief Executive Officer (“CEO”) of OpenTable from 2001 to 2007.

9.                                      Defendant Matthew Roberts (“Roberts”) has served as President and CEO of OpenTable since June 2011. Roberts served as Chief Financial Officer of

OpenTable in June 2005.

10.                               Defendant A. George Battle (“Battle”) currently serves as a director of OpenTable. Battle is also Chair of the Audit Committee and a member of the Nominating and Governance Committee and the Compensation Committee.

11.                               Defendant Bill Gurley (“Gurley”) currently serves as a director of OpenTable. Gurley is Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

12.                               Defendant Robert Hohman (“Hohman”) currently serves as a director of OpenTable. Hohman is a member of the Audit Committee.

13.                               Defendant Danny Meyer (“Meyer”) currently serves as a director of OpenTable. Meyer is a member of the Compensation Committee.

14.                               Defendant Paul Pressler (“Pressler”) currently serves as a director of OpenTable. Pressler is a member of the Audit Committee and the Nominating and Governance Committee.

15.                               The defendants identified in paragraphs eight through fourteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of OpenTable, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of OpenTable.

16.                               Each of the Individual Defendants at all relevant times had the power to control and direct OpenTable to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all OpenTable stockholders.

17.                               Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

18.                               The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

19.                               Defendant Parent is a Delaware corporation with its corporate headquarters located at 800 Connecticut Avenue, Norwalk, CT 06854.

20.                               Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

21.                               Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of OpenTable (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22.                               This action is properly maintainable as a class action.

23.                               The Class is so numerous that joinder of all members is impracticable. As of May 1, 2014, there were approximately 23,518,007 shares of OpenTable common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24.                               Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27.                               Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

28.                               OpenTable is the world’s leading provider of online restaurant reservations, seating more than 15 million diners per month via online bookings across more than 31,000 restaurants. The OpenTable network connects restaurants and diners, helping diners discover and book tables and helping restaurants deliver personalized hospitality to guests.

29.                               The OpenTable service enables diners to see which restaurants have available tables, select a restaurant based on verified diner reviews, menus, and other helpful information, and easily book a reservation.

30.                               In addition to the Company’s website and mobile apps, OpenTable powers online reservations for nearly 600 partners, including many of the Internet’s most popular global and local brands. The OpenTable hospitality solutions enable restaurants to manage their reservation book, streamline their operations, and enhance their service levels.

31.                               Since its inception in 1998, OpenTable has seated more than 620 million diners around the world. The Company is headquartered in San Francisco, California, and the OpenTable service is available throughout the United States, as well as in Canada, Germany, Japan, Mexico and the United Kingdom.

32.                               On February 6, 2014, OpenTable announced that it had acquired Ness Computing, Inc. (“Ness”), a provider of mobile personalized restaurant recommendations, pursuant to an agreement and plan of merger for approximately $17.2 million in cash. According to the press release announcing the Ness transaction, the acquisition supports the Company’s focus on continuing to enhance the ways it helps diners discover and book tables and powers more personalized hospitality for guests. OpenTable’s Chief Technology Officer, Joseph Essas, commented:

We’re thrilled to welcome Ness to the OpenTable family[.] . . . The Ness team is as passionate about restaurants and helping people find the perfect table as we are, and we have tremendous respect for their talented team of data scientists, engineers and experience designers. We’re looking forward to leveraging the Ness team’s expertise to enrich the experience for diners and deepen the relationship between restaurants and their guests.

33.                               Also on February 6, the Company announced its fourth quarter and full year 2013 financial results. Among other things, for the fourth quarter, OpenTable reported that seated diners totaled 44.0 million, a 34% increase over the fourth quarter of 2012. Total revenues were $52.3 million, a 22% increase over second quarter 2012 revenues of $43.0 million. Reservation revenues were $32.5 million, up 33% over fourth quarter 2012 revenues of $24.5 million. Additionally, subscription revenues were $16.3 million, up 12% over 2012 fourth quarter revenues of $14.5 million.

34.                               Moreover, for the year 2013, OpenTable reported that total revenues were $190.1 million, up 18% over 2012 revenues of $161.6 million. Operating income totaled $46.4 million in 2013, or 24% of consolidated revenues, a 27% increase over 2012. Non-GAAP consolidated operating income, excluding stock-based compensation expense, acquisition-related expenses, and amortization of acquired intangibles, was $69.1 million in 2013, or 36% of consolidated revenues, a 13% increase over 2012. Non-GAAP adjusted EBITDA totaled $81.5 million in 2013, or 43% of consolidated revenues, a 16% increase over 2012.

35.                               With respect to these financial results, Duncan Robertson

(“Robertson”), Chief Financial Officer of OpenTable, commented: “With Q4 2013 North America seated diner growth rates accelerating for the fourth sequential quarter, it’s gratifying to see early returns on the investments we made in 2013[.] . . . We believe our continued investments position the Company well for growth in 2014 and beyond.”

36.                               On May 1, 2014, OpenTable issued a press release wherein it announced its first quarter 2014 financial results. Among other things, OpenTable reported consolidated net revenues for the first quarter of $53.8 million, an 18% increase over the first quarter of 2013. Reservation revenues were $34.3 million in the first quarter of 2014, up 27% over first quarter 2013 revenues of $27.1 million. Subscription revenues were $16.6 million, up 13% over first quarter 2013 revenues of $14.7 million. As of March 31, 2014, installed restaurant base totaled 31,583, and seated diners totaled 46.7 million, a 25% increase over the first quarter of 2013. Robertson commented: “During the first quarter the business continued to deliver solid operating metrics, adjusted EBITDA margins and cash flows even as we invest for the future[.]”

The Flawed Process Leading Up to the Proposed Transaction

37.                               The Proposed Transaction is the result of a flawed process that was tilted in favor of Priceline.

38.                               According to the Solicitation Statement, on March 25, 2014, the

Board met and discussed exploring the Company’s strategic alternatives, including a possible sale of the Company. The Board authorized the formation of a special committee, consisting of Individual Defendants Gurley, Layton, and Roberts to lead the evaluation of such alternatives (the “Special Committee”). As discussed herein, each member of the Special Committee suffered from a conflict of interest.

39.                               On March 25 and 26, 2014, the Special Committee met to discuss strategic alternatives available to the Company and the engagement of a financial advisor. On March 27, 2014, Gurley, at the direction of the Special Committee, contacted representatives of Qatalyst Partners LP (“Qatalyst”) to discuss the Company’s potential engagement of Qatalyst in connection with the potential sale of the Company.

40.                               On April 10, 2014, Roberts met with the CEO of Party 1, who suggested that Party 1 would be interested in exploring an acquisition of the Company. On April 15, 2014, Roberts had a follow-up phone call with the CEO of Party 1 who expressed his belief that there could be strong synergies from a potential acquisition of the Company by Party 1.

41.                               On April 13, 2014, the Board held a telephonic meeting with members of the Company’s management, during which the Board (rather than the Special Committee) authorized senior management to execute confidentiality agreements on behalf of the Company with third parties in connection with the sales process.

42.                               On April 16 and 17, 2014, Company representatives contacted Parent and Parties 2 through 6 to determine if those parties would be interested in exploring a potential acquisition of the Company. Each of the parties expressed an in exploring a potential transaction with the Company except for Party 3.

43.                               On April 19, 2014, Party 2 executed a confidentiality agreement with the Company which included a standstill provision. On April 23, 2014, Party 2 indicated that it would no longer pursue a potential acquisition of the Company, but that it remained interested in pursuing a commercial relationship with the Company. Also on April 23, 2014, Parent executed a confidentiality agreement with the Company.

44.                               On April 24, 2014, both Party 1 and Party 4 executed confidentiality agreements with the Company, each of which contained standstill provisions. On May 7, 2014, Party 6 executed a confidentiality agreement with the Company, which, unlike the other confidentiality agreements entered into with the Company, did not include a standstill provision. On May 21, 2014, however, Party 6 declined to further pursue an acquisition of the Company.

45.                               On May 9, 2014, Parent submitted an initial non-binding expression of interest for an acquisition of the Company for $95 to $105 per share in cash. Parent indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of up to 75 days. On May 21, 2014, representatives of Qatalyst delivered an initial draft of the Merger Agreement to Parent.

46.                               On May 23, 2014, Party 4 submitted an initial non-binding expression of interest for an acquisition of the Company for $80 to $85 per share in cash. Party 4 indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of 30 days.

47.                               That same day, representatives of Qatalyst instructed Parent and Party 4 to deliver their best and final offers to acquire the Company the following week and that the Board expected to make a decision whether to proceed with an acquisition of the Company based on those proposals. Neither the Board nor the Special Committee, however, contacted the other remaining parties that expressed an interest in acquiring the Company (i.e., Party 1 and Party 5) to encourage them to submit their offers to acquire the Company.

48.                               On May 27, 2014, Qatalyst informed Party 4 that its offer “was not high enough to accept,” but that Party 4 should continue conducting due diligence and further exploring a potential acquisition of the Company.  The Board apparently did not inform Party 4 that it received a higher offer from another party.

49.                               On June 2, 2014, Parent submitted its final proposal to Qatalyst for the acquisition of all of the outstanding Company shares at a purchase price of $103 per share in cash. That same day, the CEO of Party 7 contacted each of Roberts,

Gurley, and Layton and expressed an interest in discussing a potential transaction or combination with the Company. Again, there is no indication that the Company informed Party 7 that the Company had received two acquisition offers already.

50.                               On June 3, 2014, Party 4 indicated to Roberts that Party 4’s final proposal for the acquisition of the Company was $85 per share in cash. That evening, the Board met and representatives of Qatalyst provided an update on the unsolicited inquiry received from Party 7. Despite Party 7’s new indication of interest, the Board directed management to pursue an acquisition of the Company by Parent on the terms and conditions outlined in Parent’s final proposal.

51.                               On June 4, 2014, representatives of Qatalyst informed Party 4 that its best and final offer was not compelling to the Board in light of competing proposals received and that the Company would be pursuing an alternative transaction with another party.

52.                               On June 5, 2014, Party 4 submitted a revised proposal for the acquisition of the Company with an increased purchase price of $92 per share in cash. On June 8, 2014, Party 4’s financial advisors contacted representatives of Qatalyst to inform them that Party 4 potentially might be willing to increase their per share offer price to around $95 per share.

53.                               On June 11, 2014, an executive of Party 4 contacted a representative of Qatalyst to state that the executive intended to speak with the CEO of Party 4 regarding the submission to the Company of a revised proposal. The representative of Qatalyst encouraged the executive to speak with the CEO and to submit an increased offer as soon as possible.

54.                               On June 12, 2014, before Party 4 could submit a higher offer, the Board held a telephonic meeting with the Company’s legal and financial advisors. During the meeting, representatives of Qatalyst delivered to the Board its opinion that the consideration to be received by the holders of Company shares was fair, from a financial point of view, to such holders. After discussion, the Board approved the Merger Agreement. Later that day, the Merger Agreement was executed by the parties and tender support agreements were executed by Parent, Merger Sub, and each executive officer and director of the Company.

The Proposed Transaction

55.                               Despite the Company’s prospects for future growth and success, the Company entered into the Merger Agreement on June 12, 2014, pursuant to which Parent, through Merger Sub, will commence the Tender Offer to purchase all of the issued and outstanding shares of common stock of the Company for $103.00 per share in cash. Following the consummation of the Proposed Transaction, Merger Sub will merge with and into the Company, with the Company surviving as an indirect, wholly-owned subsidiary of Parent. The Tender Offer is set to expire at 12:00 midnight, New York City time on July 24, 2014.

56.                               The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Priceline owns at least 50% of the outstanding Company common stock, Priceline will execute a short-form merger, which will not require the consent of the Company’s stockholders.

57.                               To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Priceline and are calculated to unreasonably dissuade potential suitors from making competing offers.

58.                               For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 7.03 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 7.03(b) of the Merger Agreement states:

(b) Except as expressly permitted by this Section 7.03, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.01, the Company shall not, and shall not authorize or permit any Acquired Company or any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry, expression of interest or proposal by, or offer that constitutes an Acquisition Proposal (or that would reasonably be expected to result in an Acquisition Proposal) from any Person other than Parent, Acquisition Sub or their respective Affiliates or Representatives; (ii) engage or participate in any discussions or negotiations with any Person (other than Parent, Acquisition Sub or their respective Affiliates or Representatives) in furtherance of or for the purpose of obtaining any Acquisition Proposal; (iii) furnish any information relating to any Acquired Company to any Person (other than Parent, Acquisition Sub or their respective Affiliates or Representatives) in connection with or in response to an Acquisition Proposal; (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding relating to any Acquisition Proposal with any Person other than Parent, Acquisition Sub or their respective Affiliates or Representatives (other than a confidentiality agreement pursuant to Section 7.03(d)); or (v) submit any Acquisition Proposal to the vote of the stockholders of the Company.

59.                               Additionally, Section 7.03(a) of the Merger Agreement states:

(a) The Company shall, and shall cause each of the Acquired Companies and its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons (other than Parent, Acquisition Sub and their Affiliates and Representatives) ongoing as of the date of this Agreement with respect to any Acquisition Proposal (or that would reasonably be expected to result in an Acquisition Proposal). The Company also agrees that it will promptly request each Person that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information furnished to such Person prior to the date hereof by or on behalf of the Company or any of its Subsidiaries or Representatives.

60.                               Further, pursuant to Section 7.03(c) of the Merger Agreement, the Company must advise Priceline, within two business days, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 7.03(c) of the Merger Agreement states:

(c) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.01, the Company shall promptly (and in any event within two Business Days after the Company’s Knowledge of such event) notify Parent orally and in writing (which may be by email) of any expression of interest, proposal or offer with respect to an Acquisition Proposal or any request for discussions or negotiations regarding an Acquisition Proposal that is received from any Person (other than Parent, Acquisition Sub or their respective Affiliates or Representatives) after the date hereof by any Acquired Company or its Representatives and thereafter shall (x) keep Parent reasonably informed, on a prompt basis (and in any event within two Business Days), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or requests and shall reasonably promptly (and in any event within two Business Days) apprise Parent of the status of any such discussions or negotiations and (y) provide to Parent as soon as reasonably practicable after receipt or delivery thereof (and in any event within one Business Day) copies of all correspondence and other written material sent by or provided to the Company or any of its Subsidiaries from any Person that describes any of the terms or conditions of any Acquisition Proposal. In connection with such notice, the Company shall indicate the identity of such Person and shall provide a copy of any such expression of interest, proposal or offer that was received. Without limiting the foregoing, the Company shall notify Parent orally and in writing (which may be by email) if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 7.03(d), prior to providing any such information or engaging in any such discussions or negotiations.

61.                               Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Priceline a “matching right” with respect to any “Superior Proposal” made to the Company. Section 7.03(e) of the Merger Agreement provides:

(e) Notwithstanding anything to the contrary contained in this Agreement, if (I) (1) the Company receives an unsolicited, bona fide and written Acquisition Proposal that did not result from a breach of this Section 7.03 and that the Company Board of Directors determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement that may be offered by Parent pursuant to clause (ii) below, and (2) the Company Board of Directors determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board of Directors to the stockholders of the Company under the DGCL, or (II) the Company Board of Directors determines (other than with respect to an Acquisition Proposal) in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board of Directors to the stockholders of the Company under the DGCL, then the Company Board of Directors may at any time prior to the Offer Acceptance Time (y) effect a Change of Board Recommendation or (z) in the case of clause (I) above, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (z), and any purported termination pursuant to the foregoing clause (z) shall be void and of no force or effect, unless the Company complies with the provisions of Section 10.01(e) and Section 10.03(b); and provided, further that the Company Board of Directors may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) unless (A) the Acquired Companies shall not have materially breached this Section 7.03 and (B):

(i) the Company shall have provided prior written notice to Parent, at least three Business Days in advance (the “Notice Period”), of the Company’s intention to take any action permitted under clause (y) or (z) above, which notice shall, in the case of clause (I) above, specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided to Parent a copy of the available relevant proposed transaction agreements with the party making such Superior Proposal (the “Alternative Acquisition Agreement”); and

(ii) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal or, in the case of clause (II) above, the Company Board of Directors determines in good faith, after consultation with outside counsel, that the failure to make such a Change of Board Recommendation would not be inconsistent with the fiduciary duties owed by the Company Board of Directors to the stockholders of the Company under the DGCL. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 7.03(e) with respect to such new written notice, except that references to the three Business Day period above shall be deemed to be references to a one Business Day period; and provided, further, that such new written notice shall in no event shorten the original Notice Period.

62.                               Further locking up control of the Company in favor of Priceline is Section 10.03 of the Merger Agreement, which contains a provision for a “Termination Fee” of $91 million, payable by the Company to Priceline if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

63.                               By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

64.                               Moreover, Company officers and directors have entered into a tender support agreement with Priceline, pursuant to which they have agreed, among other things, to tender all of their shares in the Tender Offer. Accordingly, approximately 7% of the Company’s shares are already locked up in favor of the Proposed Transaction.

65.                               Furthermore, certain of the Company’s directors and officers stand to receive significant benefits and thus have reason to support the Proposed Transaction, which is otherwise against the best interests of OpenTable’s stockholders.  For example, according to the press release announcing the Proposed Transaction, following the merger, OpenTable will operate as an independent business led by its current management team.

66.                               The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of OpenTable is materially in excess of the amount offered in the Proposed Transaction.

67.                               Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

68.                               As a result, the defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their OpenTable common stock in the Proposed Transaction.

Defendants’ Interests in the Proposed Transaction

69.                               As reflected in the Solicitation Statement, certain of the Company’s directors and officers stand to receive substantial benefits as a result of the Proposed Transaction.

70.                               For example, as of June 19, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 401,163 Company shares, which excludes any Company shares issuable upon the exercise of stock options or settlement of restricted stock units held by such individuals. If the directors and executive officers tender all of their shares into the Tender Offer, which they are required to do under the tender and support agreements, the directors and executive officers will receive an aggregate of $41,319,789 in cash. The following table reflects the number of shares and cash consideration that each executive officer and director will be entitled to receive as a result of the Proposed Transaction:

Name	Number of Shares	Consideration Payable in Respect of Shares
Matthew J.Roberts	—	$—
I. Duncan Robertson	—	$—
Michael E.Dodson	—	$—
Joseph Essas	—	$—
A. George “Skip” Battle	51,499	$5,304,397.00
J. William Gurley	144,450	$14,878,350.00
Robert H. Hohman	—	$—
Thomas H. Layton	193,550	$19,935,650.00
Daniel H. Meyer	11,664	$1,201,392.00
Paul Pressler	—	$—

71.                               Further, the following table sets forth the number of vested and unvested Company options held by each executive officer and director as of June 19, 2014, and the cash consideration that each such executive officer and director will be entitled to receive as a result of the Proposed Transaction:

Name	Number of Vested Shares Subject to Company Options	Number of Unvested Shares Subject to Company Options	Consideration Payable in Respect of Vested Company Options
Matthew J. Roberts	391,965	127,082	$25,558,874
I. Duncan Robertson	48,502	45,143	$3,103,643
Michael E. Dodson	97,037	109,956	$6,880,645
Joseph Essas	1	104,167	$65
A. George “Skip” Battle	43,200	10,800	$1,989,900
J. William Gurley	32,400	10,800	$1,340,172
Robert H. Hohman	24,133	29,467	$1,210,506
Thomas H. Layton	32,400	10,800	$1,340,172
Daniel H. Meyer	75,200	10,800	$5,037,900
Paul Pressler	47,200	10,800	$2,370,900

72.                               Additionally, the Company has entered into “offer letter agreements” with each of: Individual Defendant Roberts, the Company’s President and CEO; I. Duncan Robertson (“Robertson”), the Company’s Chief Financial Officer; Joseph Essas (“Essas”), the Company’s Chief Technology Officer; and Michael Dodson (“Dodson”), the Company’s Senior Vice President of Sales. The following table sets forth the estimates of the benefits that will become payable to Roberts, Robertson, and Essas upon consummation of the Proposed Transaction:

Name	Salary Continuation	Value of Accelerated Equity Awards	Value of COBRA Premiums	Total
Matthew J. Roberts	$500,000	$8,131,977	$19,323	$8,651,300
I. Duncan Robertson	$150,000	$1,155,467	$6,237	$1,311,704
Joseph Essas	$175,000	$1,632,750	$9,768	$1,817,518

73.                               Notably, each member of the Special Committee is conflicted because they stand to receive additional benefits that are not shared equally with the

Company’s public stockholders. For example, Individual Defendants Gurley and Layton were selected to be members of the Special Committee despite the fact that they own far more Company shares than any other Company director or officer, worth nearly $35 million in the aggregate (not including Company options that are vested or will vest). As a result of the Proposed Transaction, Gurley and Layton will be able to cash out their currently illiquid Company shares for a significant sum of money. Similarly, Roberts was selected to be a member of the Special Committee despite the fact that he owns far more Company options and other benefits, including change of control payments (collectively worth over $34 million), than any other Company director or officer.

74.                               Accordingly, the Company’s directors and officers stand to receive significant benefits and thus have reason to support the Proposed Transaction, which is otherwise against the best interests of the Company’s stockholders.

The Materially Incomplete and Misleading Solicitation Statement

75.                               Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information that must be disclosed to OpenTable’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

76.                               The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of OpenTable’s financial advisor, Qatalyst. This omitted information, if disclosed, would significantly alter the total mix of information available to OpenTable’s stockholders.

77.                               For example, the Solicitation Statement states that: “[f]or purposes of its analyses, Qatalyst utilized both the consensus of third-party research analysts’ projections, which we refer to as the “Street Projections”, and the Financial Forecasts.” The Solicitation Statement, however, completely fails to disclose the Street Projections, which were expressly relied upon by Qatalyst in developing its financial analyses.

78.                               With respect to the Company’s Financial Forecasts, the Solicitation Statement fails to: (i) define Non-GAAP Operating Income and Net Operating Profit After Tax as presented in the Company’s financial projections; and (ii) disclose the Company’s financial projections provided by OpenTable management and relied upon by Qatalyst for purposes of its analyses for Q2 2014 through Q4 2014, as well as fiscal years 2014 through 2019, for the following items: EBITDA (or adjustments to calculate Adjusted EBITDA); capital expenditures; changes in net working capital; and unlevered free cash flow.

79.                               The Solicitation Statement fails to disclose Qatalyst’s reason for performing only two financial analyses—Illustrative Discounted Cash Flow

Analysis and Selected Companies Analysis—in rendering its fairness opinion, and if additional analyses were performed, the Solicitation Statement must disclose them.

80.                               With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the definition of “unlevered free cash flows” used by Qatalyst in its analysis; (ii) the individual inputs and assumptions that Qatalyst used for the selection of discount rates of 10.0% to 13.0%; (iii) the implied perpetuity growth rate range resulting from this analysis; (iv) the basis for the selection of the range of terminal NTM Adjusted EBITDA multiples, as it appears that the only multiples observed as part of the Selected Companies Analysis was 2015 EBITDA multiples, unadjusted; (v) whether stock-based compensation was treated as a cash or non-cash expense; and (vi) whether Qatalyst took the Company’s net operating losses into consideration when performing its analysis.

81.                               With respect to Qatalyst’s Selected Companies Analysis, the Solicitation Statement fails to disclose: (i) the individual calendar year 2015 EBITDA multiples for each of the selected public companies observed by Qatalyst in its analysis; (ii) the criteria used by Qatalyst to select the comparable companies; and (iii) whether Qatalyst performed any type of benchmarking analysis of OpenTable in relation to the selected public companies.

82.                               The Solicitation Statement also fails to disclose whether Qatalyst took into consideration the expected synergies that will result from the Proposed Transaction, and if so, the value of those synergies.

83.                               The Solicitation Statement fails to disclose the Boards’ reason for determining that it was the appropriate time to seek out a potential acquiror in March 2014.

84.                               The Solicitation Statement fails to disclose what the Special Committee’s authority and limitations were and the Board’s reason for selecting Individual Defendants Gurley, Layton, and Roberts as the Special Committee members.

85.                               The Solicitation Statement fails to disclose whether the Board considered engaging any financial advisor other than Qatalyst and the Board’s reason for selecting Qatalyst to serve as its financial advisor.

86.                               The Solicitation Statement fails to disclose the reasons Parties 2, 3, and 6 declined to proceed further with an acquisition of the Company.

87.                               The Solicitation Statement fails to disclose the reason the Board executed the Merger Agreement without waiting to receive final offers from Parties 1, 4, 5, and 7.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

88.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

89.                               As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of OpenTable’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance OpenTable’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of OpenTable’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of OpenTable; and (f) disclose all material information to the Company’s stockholders.

90.                               The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

91.                               As alleged herein, the Individual Defendants have initiated a process to sell OpenTable that undervalues the Company. In addition, by agreeing to the

Proposed Transaction, the Individual Defendants have capped the price of OpenTable at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of OpenTable’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

92.                               As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

93.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure

Against the Individual Defendants)

94.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

95.                               The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

96.                               The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

97.                               The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

98.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against OpenTable and Priceline)

99.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

100.                        Defendants OpenTable and Priceline knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, OpenTable provided, and Priceline obtained, sensitive non-public information concerning

OpenTable and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

101.                        As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their OpenTable shares.

102.                        Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                    Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.                                    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.                                    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.                                    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.                                     Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.                                           Granting such other and further relief as this Court may deem just and proper.

Dated: July 2, 2014	RIGRODSKY & LONG, P.A.

By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803 (302) 295-5310

Attorneys for Plaintiff